

1st Quarter 2011
Earnings Release

Forward-Looking Statements

Forward-looking statements in this presentation relating to WesBanco's plans, strategies, objectives, expectations, intentions and adequacy of resources, are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The information contained herein should be read in conjunction with WesBanco's 2010 Annual Report on Form 10-K filed with the Securities and Exchange Commission ("SEC"), which is available on the SEC's website www.sec.gov or at WesBanco's website www.wesbanco.com. Investors are cautioned that forward-looking statements, which are not historical fact, involve risks and uncertainties, including those detailed in WesBanco's 2010 Annual Report on Form 10-K filed with the SEC under the section, "Risk Factors" in Part 1, Item 1A. Such statements are subject to important factors that could cause actual results to differ materially from those contemplated by such statements. WesBanco does not assume any duty to update any forward-looking statements.

WesBanco

WesBanco at a Glance

- Headquarters in Wheeling, West Virginia

- Assets: $5.4 billion

- Founded in 1870

- 32 banks/23 companies acquired in 25 years

- Banking operations in West Virginia, Ohio and Western Pennsylvania

  - 112 banking offices + Pittsburgh Business Loan Office

  - 126 ATM's

- Non-bank activities include:

  - Wealth management, securities brokerage, insurance and proprietary family of mutual funds

WesBanco

An Expanding Franchise in Contiguous Markets: 112 banking offices


Toledo
Cleveland
Pittsburgh
Columbus
Springfield
Dayton
Wheeling
Cincinnati
Huntington
Frankfort
Lexington
Charleston
0
86.2mi
Copyright (C) 2010 SNL Financial LC. All rights reserved.

- Ranked #1-3 in deposit market share in 15 counties out of 37*
- Expanding along major highways to population centers (Columbus, Dayton, Cincinnati)
- Organized into seven markets

* SNL 12/31/10 Deposit Market Share Data

WesBanco

Summary – Income Statement ($ 000's)

	3/31/11	12/31/10	9/30/10	6/30/10	3/31/10
Net Interest Income	$41,476	$42,326	$41,986	$41,148	$40,633
Non-Interest Income	$14,504	$14,997	$14,976	$14,585	$15,041
Non-Interest Expense	$35,491	$35,511	$35,681	$34,567	$35,394
Provision for Credit Losses	$8,041	$9,625	$11,778	$11,675	$11,500
Net Income	$10,240	$10,310	$9,153	$8,238	$7,910
Earnings Per Share-diluted	$0.39	$0.39	$0.34	$0.31	$0.30

WesBanco

Net Interest Margin & Efficiency Ratio



ROAA: Pre-Tax, Pre-Provision, Pre-TARP*



*See non-GAAP measures for additional information relating to the calculation of this item.

Summary – Capital Ratios %


Total Risk Based Capital
Tangible Equity to Tangible Assets *
14.00%
12.00%
10.00%
8.00%
6.00%
4.00%
2.00%
0.00%
12.37%
5.88%
12.68%
6.06%
12.87%
6.27%
12.89%
6.34%
13.17%
6.33%
13.48%
6.43%
4Q'09
1Q'10
2Q'10
3Q'10
4Q'10
1Q'11

*See non-GAAP measures for additional information relating to the calculation of this item.

WesBanco

Securities Portfolio – Quality & Liquidity

Securities = $1.47 B
~27.3% of total assets



- Average portfolio yield of 3.90% at 3/31/11.

- WAL approx. 4.7 years, duration 3.5%.

- Over 54% unpledged.

- Minimal private label CMO's, equities or corporate/ABS securities.

- Net unrealized AFS securities gains of $6.1 million at 3/31/11.

WesBanco

Municipal Bond Portfolio Characteristics

- Portfolio comprised of $487 million of tax exempts and taxable Build America Bonds.

- Approximately 88% are local issuers.

- G.O.'s are 73% of total; 27% revenue bonds.

- 96% rated, with 76% rated AA (or its equivalent) or higher. Only 7.8% below A – all are investment grade.

- About 56% in held to maturity – longer dated maturities.

- Average tax equivalent yield – 5.8%; average life approximately 6.7 years.

- Average size of each issue is $630 thousand. Average holdings of any one issuer is $914 thousand.

Diversified Loan Portfolio

Total Portfolio Loans = $3.24 B

Comm. Real Estate = $1.74 B



- Comm. & Ind. 13%
- Consumer 8%
- HELOC, 8%
- Res. Real Estate, 18%
- Comm. Real Estate, 53%



- Const & Dev. 9%
- Owner-Occupied 34%
- Investor-Owned 57%

WesBanco

Summary – Loan Quality

	3/31/11	12/31/10	9/30/10	6/30/10	3/31/10
Non-accrual loans	$59,571	$48,820	$53,578	$65,083	$68,439
Renegotiated loans	$36,636	$47,483	$35,532	$29,472	$29,188
NPA's & Loans 90 Days Past Due – ($ 000's)	$106,630	$112,055	$105,003	$105,449	$110,587
NPA's & Loans 90 Days Past Due - %	3.12%	3.16%	2.91%	2.92%	2.99%
Allowance for Loan Losses / Total Loans - %	1.89%	1.86%	1.78%	1.92%	1.91%

WesBanco®

Non-GAAP Financial Measures

Tangible equity to tangible assets

	4Q'09	1Q'10	2Q'10	3Q'10	4Q'10	1Q'11
Total shareholders' equity	$ 588,716	$ 596,473	$ 604,714	$ 608,287	$ 606,863	$ 611,978
Less: goodwill & other intangible assets	(288,292)	(287,593)	(286,908)	(286,228)	(285,559)	(284,941)
Tangible equity	300,424	308,880	317,806	322,059	321,304	327,037
Total assets	5,397,352	5,380,441	5,356,261	5,362,623	5,361,458	5,368,852
Less: goodwill & other intangible assets	(288,292)	(287,593)	(286,908)	(286,228)	(285,559)	(284,941)
Tangible assets	5,109,060	5,092,848	5,069,353	5,076,395	5,075,899	5,083,911
Tangible equity to tangible assets	5.88%	6.06%	6.27%	6.34%	6.33%	6.43%

WesBanco

Non-GAAP Financial Measures
ROAA: Pre-tax, Pre-provision, Pre-TARP

	4Q'09	1Q'10	2Q'10	3Q'10	4Q'10	1Q'11
Income before provision for income taxes	$ 5,915	$ 8,780	$ 9,491	$ 9,503	$12,187	$12,448
Provision for credit losses	14,353	11,500	11,675	11,778	9,625	8,041
Taxable equivalent adjustment	1,725	1,612	1,535	1,488	1,507	1,608
	21,993	21,892	22,701	22,769	23,319	22,097
Annualized	87,255	88,784	91,053	90,334	92,516	89,616
Average assets	5,493,445	5,414,341	5,437,010	5,422,181	5,394,837	5,363,365
ROAA	1.59%	1.64%	1.67%	1.67%	1.71%	1.67%

WesBanco

